UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period ________________________ TO ________________________

Commission file number 1-44

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

B.	Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Archer-Daniels-Midland Company
4666 Faries Parkway
PO Box 1470
Decatur, Illinois 62525

AUDITED FINANCIAL STATEMENTS AND SCHEDULE

ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees
(Formerly ADM 401(k) Plan for Hourly Employees)
Years Ended December 31, 2004 and 2003

ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees
(Formerly ADM 401(k) Plan for Hourly Employees)

Audited Financial Statements and Schedule

Years Ended December 31, 2004 and 2003

Report of Independent Registered Public Accounting Firm

The Administrative Committee

ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees

(Formerly ADM 401(k) Plan for Hourly Employees)

We have audited the accompanying statements of net assets available for benefits of the ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees (formerly ADM 401(k) Plan for Hourly Employees) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole.  The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

St. Louis, Missouri
June 9, 2005

ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees
(Formerly ADM 401(k) Plan for Hourly Employees)

Statements of Net Assets Available for Benefits

	December 31
	2004	2003
Assets
Interest in Master Trust	$189,644,373	$58,105,043
Accrued investment income	298,804	-
Participant loans receivable	2,491,369	2,178,983
Contributions receivable from employer	694,853	-
Contributions receivable from employees	397,806	303,455
Net assets available for benefits	$193,527,205	$60,587,481

See accompanying notes.

ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees
(Formerly ADM 401(k) Plan for Hourly Employees)

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2004	2003
Additions:
Contributions from participating employees	$10,897,999	$10,171,237
Transfer of assets from another plan	1,728,864	11,049,392
Dividend and interest income	2,438,774	1,412,239
Transfer from ADM Employee Stock Ownership Plan for Hourly Employees	117,089,234	-
	132,154,871	22,632,868

Deductions:
Benefit payments	(5,158,853)	(3,833,744)

Net realized and unrealized appreciation in fair value of investments	5,943,706	7,232,516

Net increase	132,939,724	26,031,640

Net assets available for benefits at beginning of year	60,587,481	34,555,841
Net assets available for benefits at end of year	$193,527,205	$60,587,481

See accompanying notes.

ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees
(Formerly ADM 401(k) Plan for Hourly Employees)
Notes to Financial Statements

December 31, 2004

1. Description of the Plan

General

The ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees (the New Plan) was formed as a result of the merger of the ADM Employee Stock Ownership Plan for Hourly Employees (ESOP) into the ADM 401(k) Plan for Hourly Employees (the Plan).  The merger combined the ESOP into the Plan, with the ESOP features remaining a separate component of the New Plan.  Pursuant to the merger, the assets of the ESOP were transferred to the Plan, and the Plan was renamed the ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees effective as of the close of December 31, 2004.  Prior to December 31, 2004, the Plan and the ESOP operated in coordination as further described below.  The combined provisions of the ESOP and the Plan will continue without significant changes.

The Plan is a defined contribution plan available to all eligible hourly employees of Archer-Daniels-Midland Company (ADM or the Company).  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).  Participants should refer to the plan document and the prospectus for a more complete description of the Plan’s provisions.

Employee eligibility varies by location and employment status.  Employees should refer to the plan appendix applicable to their participating location for more complete information regarding employee eligibility.  The Company matches participant contributions made to the Plan by contributing to the ESOP, in the form of ADM common stock.  Subsequent to December 31, 2004, contributions will be made directly into the New Plan.

Arrangement with Related Party

All plan assets are held by Hickory Point Bank & Trust, FSB (HPB), a wholly owned subsidiary of ADM, through a master trust agreement established for the Plan and certain other ADM benefit plans (the Master Trust).

Contributions

Under the terms of the Plan, employees electing to participate can contribute from 1% up to as much as 25% of their compensation to the Plan, subject to certain Internal Revenue Service limitations and the Plan’s provisions for the participating location.

ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees
(Formerly ADM 401(k) Plan for Hourly Employees)
Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Prior to December 31, 2004, all company contributions were deposited in the ESOP in the form of ADM common stock, and all contributions immediately vest to the participant. The Company match varies by location. Employees should refer to the Plan appendix applicable to their participating location for more complete information regarding employee contributions and employer match limitations.

Investment Options

Participants may invest their contributions in one or more of the investment funds offered by the Plan.

Participants in the ESOP could elect at any time to convert all or any number of the shares of ADM common stock acquired through participant and company matching contributions to cash and have the cash transferred to the Plan to be invested in the investment options available under the Plan. Employees should refer to the plan investment materials for more complete information regarding investment options.

Participant Accounts

Each participant’s account contains the participants respective contributions, the Company’s matching contribution (after December 31, 2004), and investment earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees
(Formerly ADM 401(k) Plan for Hourly Employees)
Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of $50,000 or 50% of the participant account balance. A maximum of one loan may be outstanding to a participant at any time.

Loans are allowed only for purposes of educational or medical expenses and purchase of a primary residence. Educational or medical expense loans are available for up to five years, and home purchase loans are available for up to ten years.

The loans are secured by the balance in the participant’s account and bear interest at a rate equal to the prime rate plus 1% at time of issuance. Principal and interest are repaid ratably through payroll deductions, with payments taken from each paycheck.

Plan Merger

On September 6, 2002, ADM acquired Minnesota Corn Processors LLC (MCP), an operator of wet corn milling plants in Minnesota and Nebraska. Effective December 31, 2002, ADM merged the assets of the MCP savings plans covering the hourly employees of MCP into the Plan. The net assets of the MCP savings plans covering hourly employees of $9,040,344 were transferred to the Master Trust in February 2003. For financial reporting purposes, the merger was treated as if it occurred as of the date the assets of the MCP savings plan were transferred to the Plan.

Withdrawal

The full value of an employee’s account is payable following termination of employment. Withdrawals by active employees are permitted upon reaching age 59 1/2 or for specific hardship circumstances (only after receiving a loan available to the participant under the loan program).

2. Significant Accounting Policies

Basis of Accounting

The accounting records of the Plan are maintained on the accrual basis.

ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees
(Formerly ADM 401(k) Plan for Hourly Employees)
Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Investment Valuation and Income Recognition

Investments in the Master Trust are carried at fair value.  Common stocks are valued at the quoted market price on the last business day of the plan year.  Investments in mutual funds are stated at the reported net asset value on the last day of the plan year.  Unallocated funds are invested in a short-term money market account.  Participant loans are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the shareholder record date as declared by the related investment.

Plan Expenses

Brokerage commissions, transfer taxes, and other charges and expenses in connection with the purchase or sale of securities are charged against the trust fund and added to the cost of such securities or deducted from the sale proceeds, as the case may be. Participants are also charged loan fees and check processing fees in certain circumstances. Any remaining costs of administering the Plan are currently paid by the Plan’s sponsor, ADM. While it is anticipated ADM will continue to pay these costs, the Plan does permit the reasonable expenses of administering the Plan to be paid from the trust fund.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Master Trust Investment Information

The Plan’s investments are held in the Master Trust. Investments and the income therefrom are allocated to participating plans based on each plan’s participation in investment options within the Master Trust. At December 31, 2004 and 2003, the Plan’s interest in the net assets of the Master Trust was approximately 24.0% and 10.0%, respectively.

ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees
(Formerly ADM 401(k) Plan for Hourly Employees)
Notes to Financial Statements (continued)

3. Master Trust Investment Information (continued)

The following table presents the fair value of investments for the Master Trust:

	December 31
	2004	2003
Assets
Cash and cash equivalents	$1,729,790	$388,708
Investment securities:
ADM common stock	518,606,681	372,817,264
Mutual funds	260,659,395	195,589,426
Other common stock	8,106,747	10,516,430
Net assets available for benefits	$789,102,613	$579,311,828

Summarized financial information with respect to the Master Trust’s investment income is as follows:

	Year Ended December 31
	2004	2003
Net realized and unrealized appreciation (depreciation) in fair value of investments:
ADM common stock	$167,800,633	$69,653,402
Mutual funds	17,207,198	26,464,873
Other common stock	(2,333,892)	1,279,994
	$182,673,939	$97,398,269

Dividend income	$14,624,859	$10,041,318

4. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants remain 100% vested in their accounts.

ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees
(Formerly ADM 401(k) Plan for Hourly Employees)
Notes to Financial Statements (continued)

5. Income Tax Status

The Plan received a determination letter from the Internal Revenue Service, dated October 1, 2004, stating the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from taxation.  Subsequent to this determination by the Internal Revenue Service, the Plan was amended.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is exempt from taxation.

6. Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees
(Formerly ADM 401(k) Plan for Hourly Employees)

Schedule

ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees
(Formerly ADM 401(k) Plan for Hourly Employees)

EIN: 41-0129150

Plan 030

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2004

Identity of Issue, Borrower, Lessor or Similar Party	Description	Current Value

Participant loans*	Loans, interest rates from 4.75% to 10.5%, maturities through 2016	$2,491,369
* Parties-in-interest

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ARCHER-DANIELS-MIDLAND COMPANY

/s/Douglas J. Schmalz

Douglas J. Schmalz
Senior Vice President and Chief Financial Officer

Dated: June 27, 2005

Exhibit Index

Exhibit	Description

23	Consent of Ernst & Young LLP.